UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                        PURSUANT TO RULE 13a-16 OR 15d-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                          For the month of October 2005

                        Commission File Number: 001-04307

                                HUSKY ENERGY INC.
             (Exact name of registrant as specified in its charter)

              707 8TH AVENUE S.W., CALGARY, ALBERTA, CANADA T2P 1H5
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                 Form 20-F   [_]             Form 40-F   [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                       Yes   [_]              No   [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ___________.

On October 19, 2005, Husky Energy Inc. issued a press release announcing its quarterly dividend for the three month period ended September 30, 2005 along with a special dividend payable January 3, 2006. The press release is attached hereto as Exhibit A.




                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  HUSKY ENERGY INC.



                                                  By: /s/ James D. Girgulis
                                                      -------------------------
                                                      James D. Girgulis
                                                      Vice President, Legal &
                                                      Corporate Secretary


Date: October 19, 2005

                                                                       EXHIBIT A
                                                                       ---------

--------------------------------------------------------------------------------
[GRAPHIC OMITTED]
                                                                          2005

                                        HUSKY ENERGY INC.

                                        BUILDING ON THE HORIZON
--------------------------------------------------------------------------------


                                                            October 19, 2005

      HUSKY ENERGY ANNOUNCES THIRD QUARTER DIVIDEND OF $0.25 PER SHARE AND
                      A SPECIAL DIVIDEND OF $1.00 PER SHARE

CALGARY, ALBERTA - Husky Energy Inc. announced today that its Board of Directors has declared a dividend for the third quarter 2005 of $0.25 per share on its common shares, payable on January 3, 2006 to shareholders of record at the close of business on November 25, 2005. This represents a 79 percent increase over the second quarter dividend of $0.14 per share.

The Board of Directors has also declared a special dividend of $1.00 per share, allowing shareholders to benefit from high commodity prices and the imminent completion of the White Rose project offshore Newfoundland and Labrador. The special dividend on Husky Energy's common shares will be payable on January 3, 2006 to shareholders of record at the close of business on November 25, 2005.

This third quarter dividend and special dividend, along with dividends previously declared in February, April and July of 2005, will result in Husky Energy having declared dividends totalling $1.65 per share in the year.

HUSKY ENERGY INC. IS A CANADIAN BASED, INTEGRATED ENERGY AND ENERGY-RELATED COMPANY HEADQUARTERED IN CALGARY, ALBERTA. HUSKY ENERGY IS PUBLICLY TRADED ON THE TORONTO STOCK EXCHANGE UNDER THE SYMBOL HSE.

CERTAIN STATEMENTS CONTAINED IN THIS PRESENTATION, INCLUDING STATEMENTS WHICH MAY CONTAIN WORDS SUCH AS "COULD", "EXPECT", "BELIEVE", "WILL", "PROJECTED", "ESTIMATED", "IMMINENT" AND SIMILAR EXPRESSIONS AND STATEMENTS RELATING TO MATTERS THAT ARE NOT HISTORICAL FACTS ARE FORWARD-LOOKING STATEMENTS AND ARE BASED ON HUSKY'S CURRENT BELIEF AS TO THE OUTCOME AND TIMING OF SUCH FUTURE EVENTS. ACTUAL FUTURE RESULTS MAY DIFFER MATERIALLY. HUSKY'S ANNUAL REPORT TO SHAREHOLDERS AND OTHER DOCUMENTS FILED WITH SECURITIES REGULATORY AUTHORITIES DESCRIBE THE RISKS, UNCERTAINTIES AND OTHER FACTORS, SUCH AS CHANGES IN BUSINESS PLANS AND ESTIMATED AMOUNTS AND TIMING OF CAPITAL EXPENDITURES, THAT COULD INFLUENCE ACTUAL RESULTS.


                                      -30-

For further information, please contact:
Colin Luciuk
Manager, Investor Relations
Husky Energy Inc.
(403) 750-4938




              707 - 8 Avenue S.W., Box 6525, Station D, Calgary, Alberta T2P 3G7
              T: (403) 298-6111 F: (403) 298-7464